MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

1 October 2003

03 OCT -7 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03032542

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 1 October 2003, the Company filed with the London Stock Exchange announcements regarding Frosch Touristik GmbH.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Very truly yours,

pp Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

dlw 10/7

J:Grpsec-15-07-0801-001-SEC-3-031001

1 October 2003

MyTravel Group plc

MyTravel sells German and Polish businesses

MyTravel Group plc announces the disposal of its loss-making business in Germany and its smaller business in Poland.

In Germany, the Group sold Frosch Touristik GmbH (FTi) to RM3366, a privately-owned German company. FTi also operates in Austria and Switzerland. In the year to 30 September 2002, this business made an operating loss before goodwill and exceptional operating losses of £31.2 million on sales of £422.6 million and losses have continued in 2002/03. In view of its record and the difficult trading environment, FTi was not considered likely to make a positive contribution to the Group's turnaround. At 30 September 2002, FTi had net liabilities of £30.0 million, funded primarily by loans from the Group. Since that date FTi has been recapitalised by MyTravel (including through capitalising the intragroup loans) and it has been sold for a nominal consideration.

In Poland, the Group sold its two tour operators, Ving Sp z o.o. and Itaka Sp z o.o., to a consortium including members of its management team. There was no material cash consideration for the sale.

The disposals will result in an exceptional loss in the year to 30 September 2003 of £86 million.

In addition, the Civil Aviation Authority has confirmed that it will be renewing the Group's Air Travel Organisers' Licences (ATOLs) with effect from 1 October 2003.

Ends

Enquiries:
Brunswick 020 7404 5959

Fiona Antcliffe
Sophie Fitton

15 September 2003

MyTravel Group plc

MyTravel bondholders vote in favour of extension

MyTravel Group plc announces that at the meeting of bondholders held today the proposal was carried. The numbers of votes cast were 153,419,827 in favour and 500,000 against.

Ends

Enquiries:

Brunswick	Fiona Antcliffe/Sophie Fitton	020 7404 5959

Embargoed until 0700, 30 July, 2003

MyTravel Group plc
Disposal of Oasis Lakes vacation ownership resort
and development land

MyTravel Group plc ("MyTravel" and together with subsidiaries, the "MyTravel Group") announces it has entered into a contract for the sale of the Oasis Lakes vacation ownership resort and associated development land on International Drive, Orlando in Florida, USA ("Oasis Lakes") to Bluegreen Vacations Unlimited, Inc., a subsidiary of Bluegreen Corporation (together "Bluegreen"). Bluegreen markets residential and leisure property interests and is listed on the New York Stock Exchange.

The sale is conditional upon receipt of governmental planning approval, expected by November 2003. The initial consideration, payable upon receipt of that approval, is £12.7 million (US$20.5 million). Additional consideration of up to £0.9 million (US$1.5 million) is payable upon resolution of further local government planning matters which are expected to be resolved by January 2004. Further consideration of up to £1.5 million (US$2.5 million) would become payable in the event that BlueGreen were to construct units in excess of the number currently anticipated. Either party will have the right to terminate the agreement if planning approval has not been granted by 15 December 2003.

Oasis Lakes had a book value of £12.1 million at 31 March 2003, and made a loss for the year ended 30 September 2002 of £2 million.

The cash proceeds of the sale, after expenses, will be used to reduce the net indebtedness of MyTravel Group.

ENDS

Enquiries:

Brunswick
Fiona Antcliffe/Sophie Fitton
0207 404 5959